                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 11-K/A

                                 ANNUAL REPORT

                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1994



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN
                              222 Berkeley Street
                       Boston, Massachusetts  02116-3764

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Houghton Mifflin Company
                              222 Berkeley Street
                       Boston, Massachusetts  02116-3764

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN
                               TABLE OF CONTENTS
                                  FORM 11-K/A


ITEM 4:                                            Page No.

      Report of Independent Auditors                     4

      Audited Financial Statements
      ----------------------------

      Statements of Financial Condition
        as of December 31, 1994                          5

      Statements of Financial Condition
        as of December 31, 1993                          6

      Statements of Changes in Participants'
        Equity for the year ended December 31, 1994      7

      Statements of Changes in Participants'
        Equity for the year ended December 31, 1993      8

      Statements of Changes in Participants'
        Equity for the year ended December 31, 1992      9

      Notes to Financial Statements                10 - 25

      Supplemental Schedules
      ----------------------

      Schedule of Assets Held for
       Investment Purposes                         26 - 27

      Schedule of Reportable Transactions          28 - 30

      Schedule of Party-in-Interest Transactions        31

      Consent of Independent Auditors is filed as an
        Exhibit to this Annual Report                   32

                                  SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the Committee appointed by the Board of Directors of Houghton Mifflin Company to administer the Plan, has duly caused this Amendment to the Annual Report on Form 11-K/A to be signed by the undersigned, thereunto duly authorized.



                               Houghton Mifflin Retirement
                                 Savings Plan



Date:  June 27, 1995          By:/S/Gary L. Smith
                              --------------------
                              Gary L. Smith
                              Chairman, Houghton Mifflin
                              Company Retirement Committee

                        REPORT OF INDEPENDENT AUDITORS

The Committee and Participants
Houghton Mifflin Retirement Savings Plan

We have audited the accompanying statements of financial condition of the Houghton Mifflin Retirement Savings Plan at December 31, 1994 and 1993, and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Houghton Mifflin Retirement Savings Plan at December 31, 1994 and 1993, and its changes in participants' equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1994, (2) reportable transactions for the year ended December 31, 1994 and (3) party-in-interest transactions for the year ended December 31, 1994 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.


                                           /S/ERNST & YOUNG LLP
                                           _____________________
                                           ERNST & YOUNG LLP


Boston, Massachusetts
June 27, 1995

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN


                      STATEMENT OF FINANCIAL CONDITION


                                         December 31, 1994
                    -----------------------------------------------------------------------
                         Managed       Houghton      Mutual
                         Income        Stock         Fund                      Total
                         Fund          Fund          Investments   Loans       Plan
                    -----------------------------------------------------------------------
                                           (In thousands of dollars)

ASSETS
Investments (Note 3)     $  24,216     $  29,020     $  14,508     $     -     $  67,744
Loans                            -             -             -          98            98
Contributions and
 other receivables, net         61           256           252           -           569
                            ------        ------        ------       -----        ------
Total assets             $  24,277     $  29,276     $  14,760     $    98     $  68,411
                           =======        ======        ======       =====        ======


LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable              $      12     $       1     $      15     $     -     $      28

Participants'
  equity                    24,265        29,275        14,745          98        68,383
                            ------        ------        ------       -----        ------
Total liabilities
  and participants'
    equity               $  24,277     $  29,276     $  14,760     $    98     $  68,411
                            ======        ======        ======       =====        ======






See accompanying notes to financial statements.

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN


                    STATEMENT OF FINANCIAL CONDITION



                                         December 31, 1993
                         ----------------------------------------------------
                         Fixed         Houghton
                         Income        Stock         Equity      Total
                         Fund          Fund          Fund        Plan
                         ----------------------------------------------------
                                      (In thousands of dollars)
ASSETS
Investments (Note 3)     $  24,206     $  31,992     $  9,086    $  65,284
Fund transfers
  outstanding                   14           (77)          63            -
Contributions and other
 receivables, net              103             2            -          105
                            ------        ------        -----       ------
Total assets             $  24,323     $  31,917     $  9,149    $  65,389
                            ======        ======        =====       ======


LIABILITIES AND
  PARTICIPANTS'
    EQUITY

Withdrawals and
  distributions
    payable              $     420     $     458     $     65    $     943

Participants'
  equity                    23,903        31,459        9,084       64,446
                            ------        ------        -----       ------
Total liabilities
  and participants'
    equity               $  24,323     $  31,917     $  9,149    $  65,389
                            ======        ======        =====       ======







See accompanying notes to financial statements.

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                   STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY


                                           Year Ended December 31, 1994
                         ------------------------------------------------------------------
                         Managed       Houghton      Mutual
                         Income        Stock         Fund                       Total
                         Fund          Fund          Investments    Loans       Plan
                         ------------------------------------------------------------------
                                       (In thousands of dollars)
Investment income:

  Interest income        $  1,146      $     5       $      1       $   -       $  1,152
  Dividend income             393          562            406           -          1,361
                           ------       ------         ------        ----         ------
Net investment
  income                    1,539          567            407           -          2,513

Realized gains (losses)       (20)         871             33           -            884
Unrealized decrease in
 fair value of investments
     (Note 3)                 (29)      (3,578)          (333)          -         (3,940)
                           ------       ------         ------        -----        -------
                            1,490       (2,140)           107           -           (543)

Contributions:
  Employees                 1,245        1,650          1,866           -          4,761
  Transfer of plan
    assets from
    McDougal, Littell         707            -          3,286          98          4,091
  Houghton Mifflin
    Company                     -        1,966              -           -          1,966
                           ------       ------         ------       -----         ------
Total contributions         1,952        3,616          5,152          98         10,818
                           ------       ------         ------       -----         ------
                            3,442        1,476          5,259          98         10,275

Fund transfers               (337)      (1,079)         1,416           -              -
Withdrawals and
  distributions
    (Note 1)               (2,716)      (2,562)        (1,009)          -         (6,287)
Administrative
  expenses                    (27)         (19)            (5)          -            (51)
                           ------       ------         ------       -----         ------
Net increase (decrease)
 in participants'
    equity                    362       (2,184)         5,661          98          3,937
Participants' equity
  at beginning of
    year                   23,903       31,459          9,084           -         64,446
                           ------       ------         ------       -----         ------
Participants' equity
  at end of year         $ 24,265      $29,275      $  14,745      $   98       $ 68,383
                           ======       ======         ======       =====         ======


See accompanying notes to financial statements.

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                 STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY


                                  Year Ended December 31, 1993
                        -----------------------------------------------------
                        Fixed        Houghton
                        Income       Stock         Equity       Total
                        Fund         Fund          Fund         Plan
                        -----------------------------------------------------
                                    (In thousands of dollars)
Investment income:

  Interest income       $ 1,370      $     3       $     -      $  1,373
  Dividend income           300          594           475         1,369
                         ------       ------        ------        ------
Net investment
  income                  1,670          597           475         2,742

Realized gains               26        3,371            24         3,421
Unrealized increase
  in fair value of
    investments
     (Note 3)                 9        2,898           208         3,115
                         ------       ------        ------        ------
                          1,705        6,866           707         9,278

Contributions:
  Employees               1,552        1,747         1,527         4,826
  Houghton Mifflin
    Company                   -        1,896             -         1,896
                         ------       ------        ------        ------
Total contributions       1,552        3,643         1,527         6,722
                         ------       ------        ------        ------
                          3,257       10,509         2,234        16,000

Fund transfers            1,273       (5,087)        3,814             -
Withdrawals and
  distributions
    (Note 1)             (2,727)      (3,715)         (660)       (7,102)
                         ------       ------         ------       ------
Net increase in
  participants'
    equity                1,803        1,707         5,388         8,898

Participants' equity
  at beginning of
    year                 22,100       29,752         3,696        55,548
                         ------      -------        ------        ------
Participants' equity
  at end of year        $23,903      $31,459       $ 9,084      $ 64,446
                         ======       ======        ======        ======


See accompanying notes to financial statements.

                   HOUGHTON MIFFLIN RETIREMENT SAVINGS PLAN

                 STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY


                                  Year Ended December 31, 1992
                         ----------------------------------------------------
                         Fixed         Houghton
                         Income        Stock         Equity       Total
                         Fund          Fund          Fund         Plan
                         ----------------------------------------------------
                                      (In thousands of dollars)
Investment income:

  Interest income        $ 1,459       $     6       $    -       $ 1,465
  Dividend income            229           605           94           928
                          ------        ------        -----        ------
Net investment
  income                   1,688           611           94         2,393

Realized gains                12           417            -           429
Unrealized increase
  in fair value of
    investments
     (Note 3)                 20         7,812           13         7,845
                          ------        ------        -----        ------
                           1,720         8,840          107        10,667


Contributions:
  Employees                2,122         1,940          519         4,581
  Houghton Mifflin
    Company                   -          1,794            -         1,794
                          ------        ------        -----        ------
Total contributions        2,122         3,734          519         6,375
                          ------        ------        -----        ------
                           3,842        12,574          626        17,042

Fund transfers              (369)       (2,713)       3,082             -
Withdrawals and
  distributions
    (Note 1)              (2,020)       (1,501)         (12)       (3,533)
                          ------        ------        -----        ------
Net increase in
  participants'
    equity                 1,453         8,360        3,696        13,509

Participants' equity
  at beginning of
    year                  20,647        21,392            -        42,039
                          ------        ------        -----        ------
Participants' equity
  at end of year         $22,100      $ 29,752       $3,696       $55,548
                          ======        ======        =====        ======


See accompanying notes to financial statements.

                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements


1. Plan Description

The following brief description of the Houghton Mifflin Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
- -------

The Houghton Mifflin Retirement Savings Plan, formerly known as the Houghton Mifflin Company Employees' Saving and Thrift Plan, is a defined contribution plan adopted as of January 1, 1981, and amended December 1, 1994. It is a long-term savings and investment program to which Houghton Mifflin Company ("the Company") and its employees contribute. The Plan was designed to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In connection with the acquisition of McDougal, Littell & Company by Houghton Mifflin Company on March 1, 1994, the plan assets and participants' equity balances of the McDougal, Littell & Company Employee Savings and Stock Ownership Plan, which qualify under Internal Revenue Code Section 401(k) were transferred to the Plan effective December 1, 1994.

Participation
- -------------

All regular employees of Houghton Mifflin Company and its participating subsidiaries are eligible. Part-time, non-temporary employees who provide 1,000 or more hours of service in the first twelve months after hire are also eligible. As of April 1, 1992, union employees became eligible. Employees are not eligible for Company matching contributions until

                   Houghton Mifflin Retirement Savings Plan


                         Notes to Financial Statements

1.  Plan Description (continued)

Participation - continued
- -------------------------
successful completion of one year of eligible service. There was no significant impact on the net assets of the Plan from this amendment.


Vesting
- -------

Each participant is immediately vested in his or her voluntary salary contributions plus the earnings thereon. A participant becomes fully vested in the Company's matching contributions once the contribution has been made.


Contributions
- -------------

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $150,000 for 1994, $235,840 for 1993, and $228,860 for 1992, subject to an annual deferral limit for plans operating under Section 401(k) of the Internal Revenue Code ($9,240 in 1994), to any of the ten investment options offered by the Plan.

Employee contributions are made from participants' wages through payroll deductions. Employee's contributions, including rollover contributions, amounted to approximately $303,000 and $362,000 in 1994 and 1993, respectively.

The Company may elect to match an employee's contribution equal to 1%, 2%, or 3% of the employee's compensation. Except for union employees, the Company's contribution is currently 3% of the employee's compensation. Commencing in March 1994, union employees became eligible for a 1% Company matching

                   Houghton Mifflin Retirement Savings Plan


                         Notes to Financial Statements

1.  Plan Description (continued)

Contributions - continued
- -------------------------

contribution. The matching contribution excludes compensation in excess of $150,000 in 1994, $235,840 in 1993, and $228,860 in 1992. Subject to the above limitations, the Company will match participant contributions to the Houghton Stock Fund on a 100% basis, the Managed Income Fund, and the Mutual Fund Investments on a 50% basis. Company contributions are invested solely in the Houghton Stock Fund. Federal, and in most states, state and local income taxes on these contributions are deferred until the monies are withdrawn from the Plan.


Loans
- -----

Subject to the approval of the Retirement Committee ("the Committee"), a participants may obtain a loan against their account balances up to 50% of the total aggregate value. Only one loan may be outstanding at a time. The minimum amount is established at $500. The maximum outstanding loan balance, including accrued interest, is $50,000. Participant loans are secured by the participant's account balance. The interest rate on the loan is fixed at the prime rate on the date the loan is taken. The rate is set on the first business day of each fiscal quarter. Loans are amortized on a straight-line basis over the term of the loan and must be repaid by installments, at a minimum quarterly, and must be repaid within five years. The payments can be made by after-tax payroll deductions.

                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements


1.  Plan Description (continued)


Trustee
- -------

Effective December 1, 1994, the Plan is administered under the terms of a Trust Agreement with Fidelity Management Trust Company. The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code. Prior to December 1, 1994, the Plan was administered under a trust agreement with State Street Bank and Trust.

Under the Trust Agreement, the Company remits contributions directly to the Trustee. The Trustee has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in short-term funds until permanent investment can be made.

Benefit payments
- ----------------

Upon retirement or termination, distribution of account balances may be made as follows: (1) a lump-sum payment of shares of Company stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, (3) periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $3,500 in the Plan may elect to defer payment of their account balance until a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.

                   Houghton Mifflin Retirement Savings Plan


                         Notes to Financial Statements


1.  Plan Description (continued)


Plan amendment or termination
- -----------------------------

While the Company currently intends to continue the Plan, it reserves the right to amend, change or terminate the Plan at any time. In the event of termination, all interests will be distributed to the participants or continue to be administered by the Plan committee and later distributed in a manner approved by the Internal Revenue Service.


Income Tax Status
- -----------------

Determination letters from the U.S. Treasury Department indicate that the Houghton Mifflin Company Employees' Savings and Thrift Plan (the Plan) is qualified under section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a) of the Code. An application was made to the Internal Revenue Service for a determination
- ---------------------------------------------------------------------------
letter ruling on the qualified status of the Plan amendment and restatement as
- ------------------------------------------------------------------------------
of December 1, 1994. No ruling has been received. The Retirement Committee is
- ------------------------------------------------  ---------------------------
not aware of any course of action or series of events that have occurred that
- -----------------------------------------------------------------------------
might adversely affect the Plan's qualified status.
- --------------------------------------------------

Participant withdrawals and distributions are subject to federal income tax to the extent such withdrawals exceed the participant's contribution to the Plan made during the years 1981, 1982, and 1983. Participant and Company contributions to the Plan made after January 1, 1984, are subject to federal income tax at the time of withdrawal or distribution.

                   Houghton Mifflin Retirement Savings Plan


                         Notes to Financial Statements


1.  Plan Description (continued)

Income Tax Status - continued
- -----------------------------

The timing of the recognition of taxable income by the participants is governed by applicable provisions of the Internal Revenue Code.


Other
- -----

For the period January 1, 1994 through November 30, 1994, recordkeeping fees and guaranteed group annuity contract insurer fees were borne by the Plan. Effective December 1, 1994, all Plan administrative expenses are borne by the Plan. Prior to January 1, 1994, administrative expenses of the Plan were borne by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
- ---------------------

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements


Participants' Accounts
- ----------------------

Each participant's account is credited with the participant's salary contributions, employer contributions, and an allocation of Plan earnings. Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund. The approximate number of participants in each of the investment programs is as follows:

                                    December 31,
                                 1994           1993
                                 -------------------
Managed Income Fund              1,310           630
Houghton Stock Fund              1,700           890
Mutual Fund Investments          1,530             -
Equity Fund                         -            540


Investments
- -----------

All investments at December 31, 1994 and 1993, were reported at fair market value as determined by quoted market prices on a national exchange on the last day of the Plan year. The current values of the investments in the mutual funds are determined by the number of units held by the Plan and the current value of each unit based upon quotations obtained from national securities exchanges on the last day of the Plan year. Purchases and sales of securities were recorded on the trade date of the related transactions.

Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

                   Houghton Mifflin Retirement Savings Plan


                         Notes to Financial Statements

2. Summary of Significant Accounting Policies - continued

Commencing on December 1, 1994, participants may direct their contributions among ten investment options and were allowed to change their prior investment elections subject to certain restrictions imposed by the Plan.

Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates current market value.

The State Street Bank and Trust Short-Term Income Fund and/or the Fidelity Trust Management Company Institutional Cash Portfolio are valued at its redemption price.

In 1990, the Trustee purchased four group annuity contracts, also known as guaranteed income contracts (GIC), issued by four insurance companies. A contract which matured in January 1992 was replaced with a mutual fund, the Federated Short-Intermediate Government Trust. A contract which matured in July 1993 was replaced with an additional group annuity contract and a diversified guaranteed income contract pool.

As of December 31, 1994, the common stock of Houghton Mifflin Company is valued at the closing price on the last day of the Plan year as stated on the New York Stock Exchange. Previously, the Company's common stock was valued at the average of the high and low market prices on the last day of the Plan year. Under the share accounting method used to account for participants' share activity in the Houghton Stock Fund, no realized gains or losses on withdrawals and distributions.

                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements


2. Summary of Significant Accounting Policies - continued

Realized gains and losses are calculated based on the difference between the value of the assets at the beginning of the year or at the time of purchase during the year and the selling price. The unrealized increase/(decrease) in the fair value of investments held is the difference in the fair value of the assets at the beginning of the year and the fair value of the assets at the end of the Plan year end.

For fiscal years beginning in 1990, ERISA reporting requires the disclosure of unrealized increases/(decreases) for certain investments on Form 5500, "Annual Return/Report of Employee Benefit Plans," to be calculated using the fair market value of the securities at the beginning of the year or the purchase price of the securities if purchased during the year, rather than the historical cost basis required by generally accepted accounting principles. Under this method,
                                                            -----------------
the unrealized increase/(decrease) in the fair value of the Houghton Stock Fund was approximately $(1,050,000), $5,910,000, and $8,160,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

3. Investments

A brief description of the Plan funds and investment options is provided below:

 Managed Income Fund, formerly known as the Fixed Income
       Fund, principally invests in pools and individual insurance contracts, and other fixed income investments. The investments held consist of the following:

       Group Annuity Insurance Contracts - Investments in insurance contracts that guarantee a specific rate of return on the invested capital over the life of the contract.

                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements

3. Investments - continued

       Fidelity Managed Income Portfolio and the T. Rowe Price Stable Value Fund - These investments seek preservation of capital and a competitive level of income over time. Investments are high quality investment contracts with variable and fixed rates that have maturities between one and seven years.

     Houghton Stock Fund is invested in Houghton Mifflin Company
       Common Stock that is either purchased by the Trustee or contributed by Houghton Mifflin Company. A small portion is invested in cash equivalents for liquidity purposes.

     Mutual Fund Investments provide for investment in various mutual funds, which include a bond fund, asset allocation funds, and aggressive growth funds, all of which may directly or indirectly invest in equity investments. Seven of the mutual fund options are managed by Fidelity Investments (R), a company affiliated with the Trustee, Fidelity Management Trust Company.

       Fidelity Puritan(R) Fund - This is a balanced fund that seeks current income and some capital appreciation. The portfolio principally invests in stocks and bonds.

       Fidelity Contrafund - This is a fund which seeks capital appreciation by investing in equities which are believed to be undervalued, or fallen out of favor.

       Fidelity Magellan(R) Fund - This fund seeks long-term capital appreciation through investment in common stocks and convertible securities of U.S. companies. The fund diversifies investments among a variety of industries and sectors within the market.

                   Houghton Mifflin Retirement Savings Plan


                         Notes to Financial Statements


3. Investments - continued

       Fidelity Investment-Grade Bond Fund - This fund seeks to provide a high rate of income consistent with reasonable investment risk and capital appreciation where appropriate. The underlying investments consist of investment-grade debt securities rated Baa or higher by Moody's Investor Service, Inc., or at least BBB by Standard & Poor's Corporation. The fund may also invest in preferred stocks.

       Fidelity Asset Manager(TM) - This mutual fund seeks high total return with reduced risk over the long-term. The investment portfolio consists of domestic and foreign stocks, bonds, and short-term instruments of U.S.
       and foreign issuers.

       Fidelity Asset Manager: Income - This fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments.

       Fidelity Asset Manager: Growth - This mutual fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments.

       The Parnassus Fund - This fund invests primarily in the equity securities of companies that are socially conscious, and believed to be undervalued, or fallen out of favor. The Parnassus Fund is managed by Parnassus Financial Management.

                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements

3. Investments - continued

From July 1, 1992, until December 1, 1994, an investment
                   -----
option designated as the Equity Fund was available.
This fund invested directly or indirectly in equity investments through purchases of shares in a registered investment company.

Investments held by the Plan at December 31, 1994 and 1993 are summarized as follows:

All amounts are presented in thousands of dollars, except shares and units.


                                        1994                     1993
                                      Market                   Market
                           Cost        Value       Cost         Value
                       ---------------------    ---------------------
                         Managed Income Fund        Fixed Income Fund
                       ---------------------    ---------------------
Sun Life Insurance,
  group annuity
  contract, 8.7%,
  maturity date
  7/1/94                      -          -       $ 7,167      $ 7,167

Metropolitan Life
 Insurance, group
 annuity contract,
 8.95%, maturity
 date 7/1/96             $ 5,787    $ 5,787        5,273        5,273

Sun Life Insurance,
 group annuity
 contract, 4.83%,
 maturity date 7/1/95      3,221      3,221        3,060        3,060

Aetna, group annuity
  contract, 5.10%,
  maturity date 7/2/99       743       743             -            -
                          ------     ------        -----        -----
Total group annuity
 contracts                 9,751      9,751       15,500       15,500
                          ------      -----       ------       ------


                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements


3. Investments (continued)



                                              1994                    1993
                                            Market                  Market
                               Cost          Value      Cost         Value
                              --------------------   ---------------------
                               Managed Income Fund       Fixed Income Fund
                              --------------------   ---------------------
T.Rowe Price Stable
  Value Fund (6,335,157
  units in 1994 and
  5,349,138 units in 1993)      6,335        6,335       5,349      5,349

Fidelity Managed Income
 Portfolio (8,130,396
 units in 1994)                 8,130        8,130           -          -

Federated Short-
  Intermediate
  Government Trust,
  Mutual Fund
  (319,109 units in 1993)         -             -       3,328       3,357
                             ------        ------      ------      ------
 Total                       24,216        24,216      24,177      24,206
                             ------        ------      ------      ------

_________________________________________________________________________

                                             1994                    1993
                                            Market                 Market
                             Cost            Value       Cost       Value
                             ---------------------  ---------------------
Houghton Stock Fund:
Houghton Mifflin
  Company Common Stock
  (635,835 shares in 1994,
  and 657,084 shares in
  1993)                    $ 14,689     $ 28,851      $14,221    $31,992

Fidelity Trust Management
  Company Institutional
  Cash Portfolio (169,445
  shares in 1994)               169          169            -          -
                             ------      -------      -------    -------
Total                        14,858       29,020       14,221     31,992
                             ------      -------      -------     ------


                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements

3. Investments (continued)


                                              1994                      1993
                                             Market                   Market
                                Cost         Value           Cost      Value
                           -----------------------     ---------------------
                           Mutual Fund Investments               Equity Fund
                           -----------------------     ---------------------
Investments in registered
  mutual funds:

Fidelity Puritan Fund (R),
  820,324.379 shares       $   12,271  $   12,149       $       -    $     -

Fidelity Magellan Fund (R),
  9,260.097 shares                607         619               -          -

Fidelity Contrafund,
  31,686.621 shares               951         959               -          -

Fidelity Asset Manager:
  Income, 64,988.845 shares       687         677               -          -

Fidelity Trust Management
  Company Institutional Cash
  Portfolio 104,000 shares        104         104               -          -

Investment Company
  of America Mutual
  Fund (484,355 units
  in 1993)                         -            -            8,865     9,086
                             -------      -------           ------    ------
Total                         14,620       14,508            8,865     9,086
                             -------      -------           ------    ------
Total Plan Investments       $53,694     $ 67,744          $47,263   $65,284
                             =======      =======          =======    ======


                   Houghton Mifflin Retirement Savings Plan

                         Notes to Financial Statements

3. Investments (continued)


The fair market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1994, and 1993 are as follows:

All amounts are in thousands of dollars, except shares and units.


                                               1994           1993
- ------------------------------------------------------------------
Metropolitan Life Insurance,
  group annuity contract, 8.95%
  maturity date 7/1/96                       $ 5,787       $ 5,273

T. Rowe Price Stable Value
  Fund, 6,335,157 units                        6,335         5,349

Fidelity Managed Income
  Portfolio, 8,130,396 units                   8,130             -

Houghton Mifflin Company
  Common Stock, 635,835 shares                28,851        31,992

Fidelity Puritan Fund (R)
  820,324.379 shares                          12,149             -

Sun Life Insurance,
  group annuity contract, 8.7%,
  maturity 7/1/94                                 -          7,167
                                                             -----
Federated Short-Intermediate
  Government Trust, 319,109 units                 -          3,357

Investment Company of America
  Mutual Fund, 484,355 units                      -          9,086
                                                             -----


                   Houghton Mifflin Retirement Savings Plan


                         Notes to Financial Statements

3. Investments (continued)

The net change in unrealized increase/(decrease)in the fair value of Plan investments is as follows:


                                               Unrealized increase/(decrease)
(In thousands of dollars)                      in fair value of investments
- -------------------------------------------------------------------------------------
                   Managed Income   Houghton Stock            Mutual Fund
                             Fund             Fund            Investments
- -------------------------------------------------------------------------------------
December 31, 1991       $       0         $  7,060               $     0
December 31, 1992              20           14,872                    13
                         --------          -------               --------
                        $      20         $  7,812               $     13
                         ========          =======                =======

December 31, 1992       $      20         $ 14,872               $     13
December 31, 1993              29           17,770                    221
                         --------          -------                -------
                        $       9         $  2,898               $    208
                         ========          =======                =======

December 31, 1993       $      29         $ 17,770               $   (221)
December 31, 1994               0           14,192                   (112)
                         --------          -------                -------
                        $     (29)        $ (3,578)              $   (333)
                         ========          =======                =======

                Houghton Mifflin Retirement Savings Plan

                         Supplemental Schedules


              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          DECEMBER 31, 1994

          In thousands of dollars, except shares and unit amounts


                    Description of Investment,
                    Including Maturity Date,
Identity of Issue   and Rate of Interest          Cost      Current Value
- -------------------------------------------------------------------------
Metropolitan Life   Guaranteed group annuity
Insurance           contract 8.95%, maturity
                    date 7/1/96                  $ 5,787         $ 5,787

Sun Life Insurance  Guaranteed group annuity
                    contract, 4.83%,
                    maturity date 7/1/95           3,221           3,221

Aetna Insurance     Guaranteed group annuity
                    contract, 5.10%,
                    maturity date 7/2/99             743            743

T.Rowe Price Stable
  Value Fund        6,335,157 units                6,335          6,335

Fidelity Managed
 Income Fund        8,130,396 units
   in 1994)                                        8,130           8,130
                                                  ------          ------
                                                  24,216          24,216

Houghton Mifflin *
  Company Common Stock 635,835 shares             14,689          28,851

Fidelity Trust Management
  Company Institutional
  Cash Portfolio      169,446 shares                 169            169

                                                 -------        -------
                                                  14,858         29,020


*  Indicates party-in-interest to the Plan.

                  Houghton Mifflin Retirement Savings Plan

                         Supplemental Schedules


              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              DECEMBER 31, 1994

             In thousands of dollars, except shares and units


                   Description of Investment,
                   Including Maturity Date,
Identity of Issue  and Rate of Interest         Cost     Current Value
- ----------------------------------------------------------------------
Fidelity Puritan Fund (R)
                      820,324.379 shares       12,271          12,149
Fidelity Magellan Fund (R)
                        9,260.097 shares          607             619
Fidelity Contrafund,
                       31,686.621 shares          951             959
Fidelity Asset Manager:
  Income,              64,988.845 shares          687             677
Fidelity Trust Management
  Company Institutional
  Cash Portfolio          104,000 shares          104             104
                                               ------          ------
                                               14,620          14,508

                   Houghton Mifflin Retirement Savings Plan

                             Supplemental Schedule

Reportable Transactions (a)

Year Ended December 31, 1994

Category (i)

Single transactions within the plan year that exceeded 5% of value of net assets available for plan benefits:


                  Number of
                  Shares/Units                 Selling or
Description       or Face         Purchase     Maturity      Cost of      Realized
of Issue          Amount          Price        Price         Asset        Gain/(Loss)
- -----------       -----------     --------     -----------   --------     -----------
State Street
  Bank Yield
  Enhanced STIF   7,542,679       7,542,679

State Street
  Bank Yield
  Enhanced STIF   8,023,936                    8,023,926     8,023,926             0

State Street Bank
  and Trust Short-
  term Investment
  Fund            8,023,936       8,023,936

State Street Bank
  and Trust Short-
  term Investment
  Fund            8,023,936                    8,023,926     8,023,926             0

Sun Life Insurance
  group annuity
  contract, 8.7%,
  maturity date
  7/1/94          7,532,034                    7,532,034     7,532,034             0

Investment Company
  of America    597,306.238                   10,948,623    10,932,319        16,304

Fidelity Puritan (R)
  Fund           806,114.90      12,059,479

                   Houghton Mifflin Retirement Savings Plan

                             Supplemental Schedule

Reportable Transactions (a)

Year Ended December 31, 1994

Category (iii)

Series of transactions within the plan year that exceeded 5% of value of net assets available for plan benefits:


Description     Number of
of Issue        Shares/Units             Selling or
(Number of      or Face       Purchase   Exchange    Cost of    Realized
 transactions)  Amount        Price      Price       Asset      Gain/(Loss)
- -----------     -----------   --------   ----------- --------   -----------
State Street
  Bank Yield
  Enhanced STIF
  (30)        10,445,886   $10,445,886

State Street
  Bank Yield
  Enhanced STIF
  (33)        10,374,463                  10,374,463  10,374,463          0

State Street Bank
  and Trust Short-
  term Investment
  Fund (6)     8,465,855     8,465,855

State Street Bank
  and Trust Short-
  term Investment
  Fund (6)     8,465,855                   8,465,855   8,465,855          0


Federated Short-
  Intermediate
  Government Trust (30)
                 327,480                   3,395,280   3,415,081    (19,801)


Investment Company
  of America     654,016                  12,001,882  11,968,992     32,960


                   Houghton Mifflin Retirement Savings Plan


                             Supplemental Schedule

Reportable Transactions (a) - Continued

Year Ended December 31, 1994


(a) Reportable transactions are defined as any single transaction or series of transactions involving an amount in excess of 5% of the fair value of the Plan's assets as of the beginning of the year.


There were no category (ii) or (iv) reportable transaction during 1994.

                   Houghton Mifflin Retirement Savings Plan


                             Supplemental Schedule

                  Schedule of Party-in-Interest Transactions

                               December 31, 1994

There were no party-in-interest transactions which were prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.